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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D. C. 20549

                                  SCHEDULE 13D



                  Under the Securities Exchange Act of 1934/*/

                            First Home Bancorp, Inc.
- --------------------------------------------------------------------------------
                                (Name of Issuer)

                         Common Stock without par value
- --------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   35021B106
- --------------------------------------------------------------------------------
                                 (CUSIP Number)

                           Richard A. Schaberg, Esq.
                            Thacher Proffitt & Wood
                         1500 K Street, N.W., Suite 200
                            Washington, D.C.  20005
                                 (202) 347-8400

- --------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                  June 6, 1996
- --------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box[ ].

Check the following box if a fee is being paid with this statement.
                                                                 X[ ]  (A fee is
not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No.35021B106                                   Page   2   of  11  Pages
- ---------------------------                      -------------------------------

1   NAME OF REPORTING PERSON
    SS. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Rodger D. Shay
- --------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                    (a) [ ]
                                                                    (b) [ ]
- --------------------------------------------------------------------------------
3   SEC USE ONLY
- --------------------------------------------------------------------------------
4   SOURCE OF FUNDS*
    OO
- --------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                                 [ ]
- --------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    United States
- --------------------------------------------------------------------------------
                              7   SOLE VOTING POWER

                                        - 0 -
  NUMBER OF                 ----------------------------------------------------
   SHARES                     8   SHARED VOTING POWER
BENEFICIALLY
  OWNED BY                                167,183
    EACH                    ----------------------------------------------------
  REPORTING                   9   SOLE DISPOSITIVE POWER
   PERSON
    WITH                                  55,850
                            ----------------------------------------------------
                                  SHARED DISPOSITIVE POWER

                                          18,000
- --------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    167,183
- --------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*   [ ]

- --------------------------------------------------------------------------------

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          8.2%
- --------------------------------------------------------------------------------

14  TYPE OF REPORTING PERSON*
          IN
- --------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D

CUSIP No.35021B106                                   Page   3   of  11  Pages
- ---------------------------                      -------------------------------

1   NAME OF REPORTING PERSON
    SS. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Grace D. Shay
- --------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                    (a) [ ]
                                                                    (b) [ ]
- --------------------------------------------------------------------------------
3   SEC USE ONLY
- --------------------------------------------------------------------------------
4   SOURCE OF FUNDS*
    OO
- --------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                                 [ ]
- --------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    United States
- --------------------------------------------------------------------------------
                              7   SOLE VOTING POWER

                                        - 0 -
  NUMBER OF                 ----------------------------------------------------
   SHARES                     8   SHARED VOTING POWER
BENEFICIALLY
  OWNED BY                                167,183
    EACH                    ----------------------------------------------------
  REPORTING                   9   SOLE DISPOSITIVE POWER
   PERSON
    WITH                                  93,333
                            ----------------------------------------------------
                                  SHARED DISPOSITIVE POWER

                                          18,000
- --------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    167,183
- --------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*   [ ]

- --------------------------------------------------------------------------------

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          8.2%
- --------------------------------------------------------------------------------

14  TYPE OF REPORTING PERSON*
          IN
- --------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.
                                 SCHEDULE 13D

CUSIP No.35021B106                                   Page   4  of  11  Pages
- ---------------------------                      -------------------------------

1   NAME OF REPORTING PERSON
    SS. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Shay Foundation, Inc.
- --------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                    (a) [ ]
                                                                    (b) [ ]
- --------------------------------------------------------------------------------
3   SEC USE ONLY
- --------------------------------------------------------------------------------
4   SOURCE OF FUNDS*
    OO
- --------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                                 [ ]
- --------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Florida
- --------------------------------------------------------------------------------
                              7   SOLE VOTING POWER

                                        18,000
  NUMBER OF                 ----------------------------------------------------
   SHARES                     8   SHARED VOTING POWER
BENEFICIALLY
  OWNED BY                              -0-
    EACH                    ----------------------------------------------------
  REPORTING                   9   SOLE DISPOSITIVE POWER
   PERSON
    WITH                                18,000
                            ----------------------------------------------------
                                  SHARED DISPOSITIVE POWER

                                        -0-
- --------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    167,183
- --------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*   [ ]

- --------------------------------------------------------------------------------

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          8.2%
- --------------------------------------------------------------------------------

14  TYPE OF REPORTING PERSON*
          CO
- --------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

Item 1.   Security and Issuer

          The securities to which this Schedule 13D relate are the shares of common stock, without par value (the "Shares"), of First Home Bancorp, Inc. (the "Issuer"), a New Jersey corporation having its principal executive offices at 125 South Broadway, Pennsville, New Jersey 08070.

Item 2.   Identity and Background

          This Schedule 13D is being filed by and on behalf of Rodger D. Shay, Grace D. Shay and the Shay Foundation, Inc. (the "Reporting Persons"), with the consent and knowledge that this statement is being filed on behalf of each of them. Information with regard to the Reporting Persons is set forth below:

Name                      Address              Principal Occupation
- ----------------  -----------------------  ----------------------------

Rodger D. Shay    105 Arvida Parkway       Shay Investment Services Co.
                  Coral Gables, FL  33156

Grace D. Shay     105 Arvida Parkway       Housewife
                  Coral Gables, FL  33156


Rodger D. Shay is the husband of Grace D. Shay. Rodger D. Shay and Grace D. Shay are citizens of the United States.

          The Shay Foundation, Inc. is a charitable corporation formed under the laws of the State of Florida, with its principal offices at 105 Arvida Parkway, Coral Gables, Florida 33156. Rodger D. Shay and Grace D. Shay are directors and trustees of the Shay Foundation, Inc.

          During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and were not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in his being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration

          All Shares reported herein as beneficially owned by the Reporting Persons were acquired as a result of the reorganization of First Home Savings Bank, FSB (the "Bank") and the formation of the Issuer to serve as the holding company of the Bank. As a result of the reorganization, shares of the Bank's common stock were directly exchanged for shares of common stock of the Issuer.


                              Page 5 of 11 Pages
                                   -    --------

Item 4.   Purpose of Transaction

          All Shares reported herein as beneficially owned by the Reporting Persons were acquired for investment purposes. The Reporting Persons may from time to time (depending on general economic conditions, market prices for Shares, receipt of any necessary regulatory approval and other factors) purchase additional Shares through open-market purchases, privately negotiated transactions or otherwise and may also dispose of Shares.

          The Reporting Persons have no plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or terms of directors or to fill any vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) any change in the Issuer's charter, by-laws, or other instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to be authorized to be quoted in an inter-dealer quotation system or a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to any of those enumerated above.

Item 5.   Interest in Securities of the Issuer

     (a) The following table sets forth for each person named in Item 2, the name, aggregate number of shares and the percentage of Shares beneficially owned by such persons as of the date hereof:


Name                     Aggregate Numbers of Shares      Percent of
- ----                         Beneficially Owned       Outstanding Shares
                         ---------------------------  -------------------

Rodger D. Shay                      187,183                  8.2%

Grace D. Shay                       187,183                  8.2%

Shay Foundation, Inc.               187,183                  8.2%

          Rodger D. Shay directly owns a total of 55,850 shares of the Issuer. Grace D. Shay directly owns a total of 93,333 Shares of the Issuer. The Shay Foundation directly owns 18,000 Shares. Rodger D. Shay and Grace D. Shay are directors of the Shay Foundation, Inc.

     (b) Set forth below is information with respect to the number of Shares as to which there is sole power to vote, shared power to vote, sole power to dispose and shared power to dispose or to direct the vote or disposition of the Shares for each person listed in the paragraph above.



                              Page 6 of 11 Pages
                                   -    --------


                            Rodger D. Shay  Grace D. Shay  Shay Foundation
                            --------------  -------------  ---------------

Sole voting power                    - 0 -          - 0 -           18,000
Shared voting power                167,183        167,183            - 0 -
Sole dispositive power              55,850         93,333           18,000
Shared dispositive power             - 0 -          - 0 -            - 0 -

     Rodger D. Shay and Grace D. Shay have joint power to vote or to direct the vote of 149,183 Shares. Rodger D. Shay and Grace D. Shay are directors of the Shay Foundation, Inc. and indirectly have the power to vote or direct the vote of 18,000 Shares of the Issuer.

          (c) During the past 60 days, no transactions were effected in the Shares by the Reporting Persons except as described herein.

          (d)  Not applicable.

          (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

          Except as set forth elsewhere in this schedule, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and any other person or persons with respect to the Shares, including but not limited to transfer or voting of any of the Shares, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.   Material Required to Be Filed as Exhibits

          Exhibit 1. Consent to Joint Filing.


                              Page 7 of 11 Pages
                                   -    --------

Signature

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  June 14, 1996          By:  /s/ Rodger D. Shay
       -------                     ---------------------
                                    Rodger D. Shay



                              Page 8 of 11 Pages
                                   -    --------

Signature

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  June 14, 1996          By:  /s/ Grace D. Shay
       -------                     --------------------
                                    Grace D. Shay



                              Page 9 of 11 Pages
                                   -    --------

Signature

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  June 14, 1996          By:  /s/ Rodger D. Shay
       -------                     ----------------------
                                    Rodger D. Shay
                                    Director




                              Page 10 of 11 Pages
                                   --    --------

          Exhibit 1. Consent to Joint Filing.

     The undersigned, Rodger D. Shay and Grace D. Shay, hereby consent to the joint filing of this statement and affirm that such statement is filed on behalf of each of them.


Date:  June 14, 1996          By:  /s/ Rodger D. Shay
       -------                     ------------------
                                    Rodger D. Shay



Date:  June 14, 1996          By:  /s/ Rodger D. Shay
       -------                     -------------------
                                    Grace D. Shay



                              Page 11 of 11 Pages
                                   --    --------